UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE AS OF 1934
For the month of October 2010
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

On October 18, 2010, Sify Technologies Limited (the “Company”) received a letter from the Nasdaq Stock Market (“Nasdaq”) indicating that the Company was not in compliance with the continued listing requirement under Nasdaq Listing Rule 5250(c)(1), due to the Company’s failure to timely file its Annual Report on Form 20-F for the period ended March 31, 2010 with the Securities and Exchange Commission.
As previously reported on October 15, 2010, the Company was unable to file audited financial statements for its fiscal year ended March 31, 2010 at this time due to incomplete audit results from a minority-owned venture.
Pursuant to the Nasdaq listing standards, the Company has 60 calendar days, or until December 17, 2010, to submit a plan to Nasdaq to regain compliance with the Nasdaq Listing Rules, and if Nasdaq accepts the Company’s plan of compliance, Nasdaq may grant an extension of up to 180 calendar days from the due date of the Annual Report on Form 20-F, or until April 18, 2011, to regain compliance with the continued listing rules. If Nasdaq determines that the Company’s plan is not sufficient to regain compliance, Nasdaq will send written notice that the Company’s American Depositary Shares will be subject to delisting. At that time, the Company may appeal the delisting determination to a Nasdaq Hearings Panel.
The Company issued on a press release on October 21, 2010 disclosing its receipt of the Nasdaq letter. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 21, 2010

SIFY TECHNOLOGIES LIMITED
By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer

Exhibits filed with this Report

Exhibit Number	Description
99.1	Press Release, dated October 21, 2010